UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

    Name:                                   Electronic Media Central Corporation

    Address of Principal Business Office:   413 Avenue G, Suite 1
                                            Redondo Beach, CA  90277

    Telephone Number:                       (310) 318-2244

    Name and Address of Agent for
    Service of Process:                     George Morris
                                            413 Avenue G, Suite 1
                                            Redondo Beach, CA  90277
                                            Phone: (310) 318-2244

    Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: File No. 000-32345, filed on February 13, 2001.
           -----------------------------------------------

[_] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

    The file number of the  registration  as an investment  company  pursuant to section 8(a) of the Act, if any, of the company:
                                                --------------------------------

    The file number of the  registration  as an investment  company  pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                                  --------------

    The undersigned company certifies that it is a closed-end company organized under the laws of the State of California and with its principal place of business in California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

    Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Redondo Beach and state of California on this 12th day of May, 2006.



                                            /s/ Roger Casas
                                            ------------------------------------
                                            Electronic Media Central Corporation
                                            By:   Roger Casas
                                            Its:  Chief Executive Officer